

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 22, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of VIVEON HEALTH ACQUISITION CORP., under the Exchange Act of 1934:

- Units, each consisting of one share of common stock, one Warrant entitling the holder to purchase one-half of a share of common stock, and one right to receive one-twentieth of a share of common stock
- Common Stock, $0.0001 par value
- Warrants
- Rights, each exchangeable into one-twentieth of a share of Common Stock

Sincerely,